SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2005

Commission File Number 1-14858

CGI Group Inc.

(Translation of Registrant’s Name Into English)

1130 Sherbrooke Street West
5th Floor
Montréal, Québec
Canada H3A 2M8
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F         Form 40-F   X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes         No   X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-___.

Enclosures: Press Release dated July 12, 2005.

This Form 6-K shall be deemed incorporated by reference in the Registrant’s Registration Statement on Form S-8, Reg. Nos. 333-13350, 333-66044, 333-74932 and 333-112021.

PRESS RELEASE	FOR IMMEDIATE RELEASE

UNION BANK OF CALIFORNIA SELECTS CGI-AMS’s PROPONIX

• Application service provider pay- per- transaction processing model ensures operating costs align with business volumes

New York, New York, July 12, 2005 – CGI-AMS Inc., the wholly-owned U.S. operating subsidiary of CGI Group Inc. (TSX: GIB.SV.A; NYSE: GIB) announced today that Union Bank of California (UBOC), the fourth largest commercial bank in California and one of the top 25 banks in the United States, has chosen CGI-AMS’s Proponix solution to support the bank’s domestic trade finance business.

Proponix is a hosted, Web-based fully integrated trade finance platform that provides access to trade services technology as a service, enabling reduced costs and enhanced customer service. Proponix allows financial service institutions to share a common platform, infrastructure and development costs, and pay-per-transaction for processing trade services.

“UBOC was looking for a cost-effective solution to enable us to keep pace with technology changes as well as gain the flexibility to adopt future trade strategies as this very competitive market evolves,” said Barbara Hounsell, senior vice-president, Commercial Loans and Trade Services Operations. “We believe the Proponix solution will position UBOC to meet these objectives.”

The Proponix platform includes a comprehensive trade processing system with built-in workflow and imaging, in-sourcing capabilities, denied party compliance, and online reporting. A Web-based trade portal enables banking customers to initiate and manage transactions, perform inquiries, view document images, and run up-to-date reports. Trade portal clients also gain access to supply-chain management capabilities, including trade document preparation and collaboration among banks, their customers, and their customer’s trading partners and logistic service providers.

“Banks are looking for ways to upgrade their trade finance technology, reduce operating costs, and offer new products while keeping up-front investment to a minimum,” said George Schindler, senior vice president and head of the CGI-AMS banking practice. “Proponix solution enables banks to focus on core business objectives and not worry about the required ongoing technology investment.”

CGI and its wholly owned US operating division, CGI-AMS, has more than 20 years experience in delivering trade services solutions globally. The Proponix solution is in production globally and currently supports the processing of more than 17,000 transactions per week.

About CGI-AMS

CGI-AMS Inc. is the wholly-owned U.S. operating subsidiary of CGI Group Inc. Founded in 1976, CGI is among the largest independent information technology and business process services firms in North America. CGI and its affiliated companies employ approximately 25,000 professionals. CGI provides end-to-end IT and business process services to clients worldwide from offices in Canada, the United States, Europe, Asia Pacific as well as from centers of excellence in India and Canada. CGI’s annualized revenue run rate is currently CDN$3.8 billion (US$3.0 billion) and at March 31, 2005, CGI’s order backlog was

CDN$12.9 billion (US$10 billion). CGI’s shares are listed on the TSX (GIB.SV.A) and the NYSE (GIB) and are included in the S&P/TSX Composite Index as well as the S&P/TSX Capped Information Technology and MidCap Indices. Website: www.cgi.com.

About Union Bank

Based in San Francisco, UnionBanCal Corporation (NYSE:UB) is a bank holding company with assets of $49.4 billion at March 31, 2005.  Its primary subsidiary, Union Bank of California, N.A., had 316 banking offices in California, Oregon and Washington, and 21 international facilities, at March 31, 2005. The company's Web site is located at www.uboc.com.

Forward-Looking Statements

All statements in this press release that do not directly and exclusively relate to historical facts constitute “forward-looking statements” within the meaning of that term in Section 27A of the United States Securities Act of 1933, as amended, and Section 21E of the United States Securities Exchange Act of 1934, as amended. These statements represent CGI Group Inc.’s intentions, plans, expectations, and beliefs, and are subject to risks, uncertainties, and other factors, of which many are beyond the control of the Company. These factors could cause actual results to differ materially from such forward-looking statements.

These factors include and are not restricted to the timing and size of contracts, acquisitions and other corporate developments; the ability to attract and retain qualified employees; market competition in the rapidly-evolving information technology industry; general economic and business conditions, foreign exchange and other risks identified in the Management’s Discussion and Analysis (MD&A) in CGI Group Inc.’s Annual Report or Form 40-F filed with the SEC, the Company’s Annual Information Form filed with the Canadian securities authorities, as well as assumptions regarding the foregoing. The words “believe”, “estimate”, “expect”, “intend”, “anticipate”, “foresee”, “plan”, and similar expressions and variations thereof, identify certain of such forward-looking statements, which speak only as of the date on which they are made. In particular, statements relating to future revenue from outsourcing contracts are forward-looking statements. CGI disclaims any intention or obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. Readers are cautioned not to place undue reliance on these forward-looking statements.

For more information:

CGI

Investor relations

Jane Watson, vice-president, investor relations, (416) 945-3616

Ronald White, director, investor relations, (514) 841-3230

Media relations

Eileen Murphy, director, media relations, (514) 841-3430

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CGI GROUP INC.

(Registrant)

Date: July 12, 2005	By /s/ Paule Doré

Name: Paule Doré
Title:   Executive Vice-President
            and Chief Corporate Officer
            and Secretary